SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, April 03, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), in compliance with the Letter No. 85/2024/CVM/SEP/GEA-2 sent by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) on April 2, 2024 ("Letter"), hereby informs its shareholders and the market in general that it has resubmitted, on this date, the Remote Voting Ballots ("RVBs") related to the Company's Annual General and Extraordinary Shareholders’ Meeting to be held on April 30, 2024 at 10 a.m. to: (i) include the deadline for the submission of RVBs by shareholders, which is April 23, 2024 (inclusive); (ii) exclude resolution number 14 of the RVB regarding the Annual General Meeting ("AGM"); and (iii) exclude resolution number 2 of the RVB regarding the Extraordinary General Meeting ("EGM").

The Company clarifies that (i) the deadline for shareholders, if they wish, to submit new RBVs related to the AGM and the EGM remains until April 23, 2024 (inclusive); (ii) the votes already cast by shareholders in relation to the resolutions excluded from the RVBs related to the AGM and the EGM shall be deemed invalid pursuant to article 26, paragraph 5 of CVM Resolution No. 81/2022; and (iii) in order to avoid the voting instruction being considered conflicting, shareholders are advised to submit new voting instruction through the same service provider previously used.

Mario Tsuwei Liao

Chief Executive Officer and IR Officer

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer